May 23, 2012

Ms. Stephanie J. Ciboroski
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:    Discover Financial Services
Form 10-K for Fiscal Year Ended November 30, 2011
Filed January 26, 2012
File No. 001-33378

Dear Ms. Ciboroski:

Discover Financial Services (the “Company," "we," "our," "us") is pleased to provide this supplemental information with respect to our initial response dated April 3, 2012 to your letter dated March 23, 2012. For your convenience, we have restated in full your comment to which this supplemental information applies. We appreciate the Staff's assistance in our continuing efforts to provide comprehensive and transparent disclosure, which has always been our goal.

Note 3. Summary of Significant Accounting Policies, page 93

To-be-announced Investment Securities, page 93

5. We note your disclosure here related to to-be-announced (TBA) investment securities, which are forward contracts for regular-way purchases of government agency securities. Please tell us how you were able to conclude that these financial instruments should be accounted for as either held-to-maturity or available-for-sale investment securities rather than as derivative instruments. Please provide us with a detailed assessment of your accounting analysis including the accounting guidance you relied on in forming your conclusion.

As we discussed by telephone on May 22, 2012, we will prospectively apply trade date versus settlement date accounting for regular-way purchases and sales of investment securities, as set forth in ASC 942-325-25-2.

We have concluded that application of settlement date accounting rather than trade date accounting did not have a material impact on previously filed financial statements for the fiscal years ended November 30, 2009, 2010, and 2011, or for the fiscal quarter ended February 29, 2012.

In reaching this conclusion, we reviewed all trades which settled in the month subsequent to the balance sheet date, and identified the related trade dates for those transactions, for each of the years ended November 30, 2009, 2010, and 2011, and for the fiscal quarter ended February 29, 2012. There were no open trades at year end for either 2009 or 2010. One open trade existed for the year ended November 30, 2011, which was the previously discussed to-be-announced investment of $52 million for which the securities and related liabilities were recorded in November 2011. For the fiscal quarter ended February 29, 2012, there were open trades that totaled $328 million, which represented purchases of mortgage-backed agency securities. The total amount of these open trades represented 0.5% of total assets and 5% of investment securities.

We performed a quantitative and qualitative analysis of the impact of applying settlement date accounting on the interim financial statements as of and for the quarter ended February 29, 2012. While the trades had not been recorded on the balance sheet, they were disclosed in Footnote 11: Commitments, Contingencies, and Guarantees to the condensed consolidated financial statements. Had the transactions been recorded at trade date, there would have been approximately a $0.6 million (net of tax) unrealized gain in other comprehensive income, but there would have been no impact to the income statement, and no change to net cash flows. Regulatory capital ratios would have changed by approximately one basis point, which as a result of the insignificant amount would not change the disclosures in Footnote 10: Capital Adequacy to the condensed consolidated financial statements. Additionally, with over $6 billion in cash on the balance sheet, we would have had sufficient cash to cover the transactions at period end, therefore recording the transactions at trade date versus settlement date would not have resulted in a significant change to our overall liquidity position. In addition to the considerations noted above, we considered the guidance related to materiality as set forth in SAB Topic 1.M. We concluded that the difference in trade date versus settlement date accounting was not material to the financial statements as of and for the quarter ended February 29, 2012.

We are in the process of evaluating our internal controls over financial reporting with respect to this matter and will consider disclosures if appropriate in future filings.

* * * *

In connection with the Company's response to the Staff's comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact me at (224) 405-4187 or Ed McGrogan at (224) 405-1179. In addition, we would be pleased to arrange a conference call or meet with you if this will facilitate your review. We appreciate this opportunity to work with you in making the Company's disclosures more comprehensive and transparent.

Sincerely,
/s/ R. Mark Graf
R. Mark Graf
Executive Vice President and
Chief Financial Officer

cc:    Mr. John S. England, Deloitte & Touche LLP
Ms. Kristine Obrecht, Deloitte & Touche LLP